50
2-4-02



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02005165

01-31-02 AP

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SEC FILE NUMBER
8-46595

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
JAN 25 2002
535

NAME OF BROKER-DEALER:

Aubrey G. Lanston & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Chase Manhattan Plaza – 53rd Floor
(No. and Street)

New York	N.Y.	10005-1498
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Elser — (212) 612-1701 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	N.Y.	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See action 240.17a-5(e)(2).*

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, Scott P. Noyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aubrey G. Lanston & Co. Inc., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Gerri Simels
Notary Public, State of New York
No. 01SI6061930
Qualified in Kings County
Commission Expires July 23, 2005

Signature

President and Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, se section 240.17a-5(e)(3).*

Aubrey G. Lanston & Co. Inc. and Subsidiary

Consolidated Statement of Financial Condition
November 30, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Aubrey G. Lanston & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Aubrey G. Lanston & Co. Inc., and its subsidiary ("the Company") at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 31, 2001

Aubrey G. Lanston & Co. Inc. and Subsidiary
Consolidated Statement of Financial Condition
November 30, 2001

Assets	
Cash and cash equivalents	$ 105,681,000
Cash and securities segregated in compliance with federal regulations	23,056,000
Receivable from brokers, dealers, customers and clearing organizations	36,167,000
Furniture, fixtures and leasehold improvements (less accumulated depreciation and amortization)	639,000
Exchange memberships - at cost (market value $3,965,000)	3,531,000
Deferred income taxes	5,447,000
Other assets	5,923,000
Total assets	$ 180,444,000
Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers, dealers, customers and clearing organizations	$ 112,143,000
Other liabilities	9,862,000
	122,005,000
Minority interest in consolidated subsidiary	551,000
Stockholder's equity	57,888,000
Total liabilities and stockholder's equity	$ 180,444,000

The accompanying notes are an integral part of this financial statement.

1. Organization

Aubrey G. Lanston & Co. Inc. (the "Company") is a Futures Commission Merchant ("FCM") and registered broker-dealer. The Company is a wholly owned subsidiary of The Industrial Bank of Japan, Limited ("IBJ Ltd.").

In connection with the combination of IBJ Ltd. with Fuji Bank and Dai-Ichi Kangyo Bank, the Company is involved in a pending merger with Fuji Securities, Inc., Fuji Futures, Inc. and Dai-Ichi Kangyo Financial Futures, Inc. tentatively scheduled to be completed in 2002.

The Company is a registered FCM with the Commodity Futures Trading Commission ("CFTC") and is a clearing member of the Chicago Mercantile Exchange, Chicago Board of Trade, the London International Financial Futures Exchange and is a non-clearing member of EUREX. The Company is also subject to regulations under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. IBJ Lanston Futures Pte. Ltd. is a majority owned subsidiary of the Company and is a non-clearing member of the Singapore International Monetary Exchange.

2. Significant Accounting Policies

Basis of presentation
The consolidated financial statements include the accounts of the Company and its majority owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

Futures transactions
Futures transactions are recorded on a trade date basis.

Furniture, fixtures and leasehold improvements
Depreciation of furniture and fixtures is computed on a straight-line basis using an estimated useful life of five years except computer equipment for which the estimated useful life is three years. Leasehold improvements are amortized on a straight-line basis over the remaining lives of the related leases.

Translation of foreign currencies
Assets and liabilities of the foreign subsidiary are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements are reported as a separate component of stockholder's equity.

Goodwill
The balance of goodwill was fully amortized during the year ended November 30, 2001.

Income taxes
The Company files federal, New York State and New York City income tax returns on a separate company basis. The Company applies the provisions of Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, in computing its income taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at November 30, 2001. Actual results could differ from those estimates.

3. Cash and Securities Segregated in Compliance with Federal Regulations

Included in cash and securities segregated in compliance with federal regulations is cash of $7,556,000 and U.S. Treasury securities with a market value of $15,500,000 representing funds deposited by customers and funds accruing to customers as a result of trades or contracts.

4. Receivable from and Payable to Brokers, Dealers, Customers and Clearing Organizations

As of November 30, 2001, receivables from and payables to brokers, dealers, customers, and clearing organizations are comprised of the following:

	Receivables	Payables
Receivable from/payable to brokers and dealers	$ 15,302,000	$ -
Receivable from/payable to customers	164,000	111,811,000
Receivable from/payable to clearing organizations	20,701,000	332,000
	$ 36,167,000	$ 112,143,000

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition.

5. Income Taxes

At November 30, 2001, the Company had gross deferred tax assets of $5,865,000 and gross deferred tax liabilities of $418,000. The gross deferred tax assets primarily reflect the tax benefit associated with net operating loss carryforwards as well as book/tax temporary differences related to the amortization and depreciation of leasehold improvements and fixed assets. Gross deferred tax liabilities primarily reflect book/tax temporary differences related to unrealized gains and rent abatement on premises. No valuation allowance has been provided because management believes it is more likely than not that the deferred tax asset will be realized.

6. Pension and Other Employee Benefit Plans

Retirement Plan
During fiscal year 2001, the Company received the approval from the Internal Revenue Service and Pension Benefit Guaranty Corporation to terminate the Aubrey G. Lanston & Co. Inc. Employee Pension Plan effective November 1, 2000. All plan assets were sold, individual annuities were

purchased and assets were liquidated for substantially all employees. In accordance with Financial Accounting Standards Board ("FASB") 88, the Company recorded a gain of $968,000.

Other employee benefit plans

The Company has two separate profit sharing plans (defined contribution plans) covering substantially all of its employees: the Profit Sharing Plan and the Incentive Compensation Plan. Company contributions to the Profit Sharing Plan are determined in accordance with the terms of the Employees' Profit Sharing Plan Agreement and are based on salaries or income, as defined. Contributions under the Incentive Compensation Plan are based upon a percentage of the Company's pretax income, as defined, and are allocated to the employees based upon their individual performance. The Company does not provide postretirement health and welfare benefits to employees.

The following table sets forth the funded status of the Company's retirement plan at November 30,

7. Related Party Transactions

Receivable from and payable to brokers, dealers, customers and clearing organization includes $914,000 and $80,122,000 respectively, from futures transactions with IBJ Ltd. and affiliates as of November 30, 2001.

8. Net Capital Requirements

As a registered broker dealer and an FCM, the Company's net capital requirement is the higher of net capital calculated under the Securities and Exchange Commission Rule 15c3-1 (which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1), the Commodity Futures Trading Commission. Regulation 1.17 or the risk based capital requirements of the CME, CBOT and Board of Trade Clearing Corporation. At November 30, 2001, the Company had net capital of $38,520,000 which was $32,792,000 in excess of its required net capital of $5,728,000. The ratio of aggregate indebtedness to net capital was 2.23 to 1.

9. Commitments

The Company has obligations under noncancelable operating lease agreements in excess of one year for office space. Minimum annual rental commitments, net of sublease rentals, under noncancelable leases are set forth below:

Fiscal years ending November 30,	
2002	$ 894,000
2003	26,000
Aggregate minimum lease payments	$ 920,000

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company executes and clears customer transactions in the purchase and sale of financial futures contracts (including options on futures), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.